December 28, 2011

Mr. John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 90 and Amendment No. 90 (“PEA 90”)

Dear Mr. Ganley:

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Tuesday, November 29, 2011, in connection with your review of Post-Effective Amendment No. 86 (“PEA 86”) and Amendment No. 86 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on October 7, 2011 via PEA 86 for the purposes of registering the Forward Endurance Long/Short Fund (the “Fund”), a new series of the Registrant.1

Set forth in the numbered paragraphs below are your comments of November 29, 2011 to PEA 86, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: In the Annual Fund Operating Expenses table, the line item “Shareholder Services Fees” should be combined with the line item “Distribution (12b-1) Fees” if the shareholder service fees are adopted pursuant to a rule 12b-1 plan. If they are not pursuant to a rule 12b-1 plan, then the shareholder service fees should be included with the line item “Other Expenses”.

Response:     Item 3 Instruction 3(b) to Form N-1A states that under an appropriate caption or a sub-caption of the “Other Expenses” line item in the Fees and Expense Table, a Registrant can disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan. The Registrant’s shareholder services fees are not pursuant to a rule 12b-1 plan and thus pursuant to the instructions, Registrant believes “Shareholder Services Fees” is an appropriate caption. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

2)	Comment: In footnote (2) to the Annual Fund Operating Expenses table, please confirm that any such waiver will be in place for a minimum of one year beginning with the effective date of the prospectus.

[1]	After the filing of PEA 86, the name of the Fund was changed from Forward Endurance Fund to Forward Endurance Long/Short Fund.

Response:    The Registrant confirms that the contractual waiver included in the prospectus will be in place through April 30, 2013.

3)	Comment: Please confirm that Registrant will include the final waiver agreement as an exhibit to Registrant’s PEA 90.

Response:    The Registrant confirms that the form of the final waiver agreement will be included as Exhibit (h)(8)(p) to Registrant’s PEA 90.

4)	Comment: Since the Fund invests in exchange-traded funds, please confirm whether “Acquired Fund Fees and Expenses” will be included in the Annual Fund Operating Expenses table or whether it will be a minor amount and not included.

Response:    The Registrant anticipates that expenses attributable to the Fund’s investments in “Acquired Funds” (as defined in Form N-1A) will not exceed 0.01 percent; therefore, in accordance with Instruction 3(f)(i) of Item 3 of
Form N-1A, the separate “Acquired Fund Fees and Expenses” subcaption will not be included in the Annual Fund Operating Expenses table.

5)	Comment: Confirm that “Short Sales” or “Dividend Interest” will be in the Annual Fund Operating Expenses table.

Response:    In accordance with Instruction 3 of Item 3 of Form N-1A, estimated expenses related to short sales, including dividends paid on borrowed securities, will be disclosed in the Annual Fund Operating Expenses table.

6)	Comment: Under the Principal Investment Strategies section, the first sentence of the second paragraph states the Fund’s “…investment strategy is designed to identify trends that may have large and disruptive impacts on global business markets.” Please revise the sentence to clarify what is meant by the reference to “disruptive impacts,” including by incorporating one or more examples.

Response:    The Registrant has revised the noted disclosure to state that: “The Fund’s investment strategy is designed to identify trends that may have a disruptive impact on and result in significant changes to global business markets, including new technology developments and the emergence of new industries.”

7)	Comment: With respect to the derivatives disclosure included in the Principal Risks section, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response:    The Registrant has reviewed the applicable disclosure and has made revisions to the disclosure in response to the Staff’s comment. The Registrant believes that the revised disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, the Registrant believes that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. The Registrant has noted the comment and will revise the Fund’s derivatives disclosure in future periods, if necessary, based on the investment experience of the Fund under its investment strategy.

8)	Comment: In the Principal Risks section of the summary section, please confirm that any principal risks included are related to the Fund’s strategies as disclosed in the Principal Investment Strategies section.

Response:    The Registrant confirms that any principal risks disclosed in the Principal Risks section are related to the Fund’s strategies disclosed in the Principal Investment Strategies section.

9)	Comment: In the Security Types of the Fund section, please confirm that the securities listed are included or discussed in the Fund’s summary section. Please remove any securities that do not pertain to the Fund.

Response:    In many cases, the securities listed in the Security Types of the Fund section are specific types of securities included within the categories of securities described in the Fund’s Principal Investment Strategies section. The Registrant believes that this approach is consistent with Form N-1A’s “layered” approach to disclosure. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment. However, the Registrant will note the comment in connection with the upcoming annual update.

10)	Comment: Under the Principal Investment Strategies section, the second to last sentence of the second paragraph states the Fund’s “…short positions may equal up to 100% of the Fund’s net asset value.” As the statement indicates that short sales are potentially unlimited, please confirm the managers’ intention with respect to short positions, including whether the Fund may invest the proceeds from short sales in long positions.

Response:    The noted disclosure does not provide for unlimited short sales, instead, the disclosure clarifies that the Fund may enter into short positions to the extent permitted by the asset coverage requirements of the Investment Company Act of 1940 (“1940 Act”). The Registrant confirms that the Fund manager may engage in short sales, and will invest the proceeds of short sales, in accordance with the requirements of the 1940 Act.

Statement of Additional Information:

11)	Comment: In the Management of the Fund Section, please consider adding a specific reference to the heading of the last column of the Independent Trustees table which clarifies that the information presented for “Other Directorships Held by Trustee” only covers the previous five years.

Response:    Inclusion of the reference to the past five years in the heading of the column is not specifically mandated by Item 17 of Form N-1A. In addition, the Registrant has included the following sentence in the section entitled “Board of Trustees,” which is located immediately before the Independent Trustees table: “The Trustees and Officers of the Trust, along with their affiliations over the last five years, are set forth below.” The Registrant believes this sentence provides sufficient clarification as to the period covered by the column at issue, and respectfully declines to make changes to the disclosure in response to this comment.

Part C:

12)	Comment: In connection with the Legal Opinion of Dechert LLP, to be included as Exhibit (i) to the 485(b) filing, please confirm that the Registrant’s counsel has reviewed Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (the “Staff Bulletin”).

Response:    The Registrant confirms that its counsel has reviewed the Staff Bulletin.

General:

13)	Comment: Please (i) file via EDGAR as a correspondence filing a letter responding to the Staff’s comments and (ii) submit the completed Annual Fund Operating Expenses table and Examples via electronic mail, in both cases before submitting the 485(b) filing.

Response:    The Registrant has (i) filed this comment and response letter via EDGAR as a correspondence filing on December 28, 2011, and (ii) submitted the completed Annual Fund Operating Expenses table and Examples via electronic mail on December 23, 2011.

14)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response:    The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0864 should you have any questions.

Sincerely,

/s/ David T. Buher David T. Buhler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds Douglas P. Dick, Partner, Dechert LLP Matthew Curtin, Dechert LLP

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